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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
20254

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Nationwide Investment Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Nationwide Plaza, Mailing Code 1-33-401

(No. and Street)

Columbus	**OH**	**43215**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ewan Roswell	**917-589-1993**	roswele@nationwide.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP

(Name – if individual, state last, first, and middle name)

191 W. Nationwide Blvd	**Columbus**	**OH**	**43215**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ewan Roswell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nationwide Investment Securities Corporation _____, as of 12/31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA M MILLER
Notary Public
State of Ohio
My Comm. Expires
September 27, 2027

Lisa M. Miller 02/23/2023
Notary Public

Signature: *[signature]*

Title:
AVP - Finance Controllership

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedules

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Table of Contents



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Nationwide Investment Services Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Investment Services Corporation (the Company) as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 1982.

Columbus, Ohio
March 7, 2023

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Financial Condition

		December 31, 2022
Assets		
Cash	$	404,484
Short-term investments		994,051
Deferred income tax		698
Accrued interest income		3,181
Prepaid expense and other assets		3,803
Total assets	$	1,406,217
Liabilities and stockholder's equity		
Liabilities		
Payable to affiliates	$	45,099
Total liabilities	$	45,099
Stockholder's equity		
Common stock of $1 par value. Authorized shares 10,000;		
issued and outstanding 5,000 shares	$	5,000
Additional paid-in capital		1,292,288
Retained earnings		63,830
Stockholder's equity	$	1,361,118
Total liabilities and stockholder's equity	$	1,406,217

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Operations

		Year ended December 31, 2022
Revenues		
Service fees	$	889,500
Commissions and related fees		591,000
Interest income		14,178
Total revenues	$	1,494,678
Expenses		
Regulatory assessment and other fees	$	513,991
Variable compensation		862,017
Professional fees		95,148
General and administrative expenses		42,322
Total expenses	$	1,513,478
Loss before income tax benefit	$	(18,800)
Income tax benefit		(3,954)
Net loss	$	(14,846)

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Changes in Stockholder's Equity

	Common stock		Additional paid-in capital	Retained earnings		Total stockholder's equity
Balance as of December 31, 2021	$	5,000	$ 1,292,288	$ 78,676	$	1,375,964
Net loss		-	-	(14,846)		(14,846)
Balance as of December 31, 2022	$	5,000	$ 1,292,288	$ 63,830	$	1,361,118

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Cash Flows

		Year ended December 31, 2022
Cash flows from operating activities		
Net loss	$	(14,846)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in assets:		
Deferred income tax		52
Accrued interest income		(3,175)
Prepaid expense and other assets		3,306
Increase in liabilities:		
Payable to affiliates		546
Net cash used in operating activities	$	(14,117)
Cash flows from investing activities		
Net change in short-term investments	$	(11,002)
Net cash used in investing activities	$	(11,002)
Net decrease in cash	$	(25,119)
Cash at beginning of year		429,603
Cash at end of year	$	404,484
Supplemental cash flow information:		
Income taxes received	$	(5,635)

See accompanying notes to the financial statements.

Nationwide Investment Services Corporation

(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2022 Financial Statements

---

(1) Nature of Operations

Nationwide Investment Services Corporation ("NISC") is a wholly-owned subsidiary of Nationwide Life Insurance Company ("NLIC"), which is a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("NFS"). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company ("NMIC").

On November 1, 2022, NISC completed its merger with Jefferson National Securities Corporation ("JNSC"), with NISC continuing as the surviving company. Prior to and as of the date of the merger, JNSC was wholly-owned by Jefferson National Financial Corporation ("JNFC") which is a wholly-owned subsidiary of NLIC. As a result of the common ownership of NISC and JNSC, the merger was deemed to be a transaction between entities under common control within the scope of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, "Business Combinations." Therefore, the merger was accounted for by NISC at the carrying amount of the net assets acquired from JNSC, and resulted in a change in the reporting entity. Accordingly, the financial statements reflect the combined operations of NISC and JNSC ("the Company") from the date of common control, which began on March 1, 2017. The carrying value of JNSC's net assets on January 1, 2022 was $98,713, primarily consisting of cash. JNSC had no net income for the period January 1, 2022 through November 1, 2022.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is exempt from Rule 15c3-3 (Customer Protection) of the Securities Exchange Act of 1934 under (k)(1) (limited business) exemption provision of the Rule. To qualify for the exemption, the Company's transactions must be limited to trades of redeemable securities of registered investment companies, variable annuities or variable life insurance products and the Company must not carry customer funds.

The Company is the general distributor of variable annuities and variable life products of NLIC and Nationwide Life and Annuity Insurance Company ("NLAIC"), a wholly-owned subsidiary of NLIC. The Company has registered representatives who provide educational services to retirement plan sponsors and their plan participants.

As a result of the merger of JNSC, the Company is the statutory underwriter for the issuance of variable annuity contracts for Jefferson National Life Insurance Company ("JNL") and Jefferson National Life Insurance Company of New York ("JNLNY"), wholly-owned subsidiaries of JNFC. The Company held servicing agreements with JNL and JNLNY, where the Company agreed to be the distributor of variable contracts for JNL and JNLNY, and JNL and JNLNY agreed that they would reimburse the Company for the costs it incurred to distribute these contracts. Effective November 1, 2022, these servicing agreements with JNL and JNLNY were terminated and the amended agreements with NLIC now include JNL and JNLNY.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Cash

Cash consists of cash deposited in noninterest-bearing accounts.

Short-term Investments

Short-term investments consist of highly liquid investments with original maturities of twelve months or less. Short-term investments are generally held at major financial institutions and in open end money market mutual funds registered under the Investment Company Act of 1940. Short-term investments are carried at fair value based on its daily reported net asset value.

Income Taxes

The Company files with the NMIC consolidated federal income tax return. Members of the NMIC consolidated federal income tax return groups participate in a tax sharing agreement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate subsidiary financial statements. This approach provides for a current tax benefit to the subsidiary for losses that are utilized in the consolidated tax return. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when management determines it is more likely than not that all or some of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the events occur that management believes impact its liability for additional taxes. The Company records interest related to unrecognized tax benefits and penalties in income tax expense. There was no impact on the Company's financial statements in 2022, since no uncertain tax positions have been identified.

Recognition of Revenue and Expenses

The Company earns revenues through expense reimbursements from NLIC related to expenses incurred while acting as an agent in the distribution of variable annuities and variable life products. The Company accounts for revenue in accordance with FASB ASC 606, Revenue from Contracts with Customers. The revenues are recognized when earned based on agreements with related parties as discussed in Note 6. The Company records revenues based on a percentage of commission revenue and fees collected. The Company considers commission revenue and fees collected to be outside the control of the Company at contract inception, and as such, revenue is considered constrained, variable revenue within FASB ASC 606. As the Company is not primarily responsible for fulfilling the sales on which these reimbursements are earned, they represent the agent of this relationship and record the associated revenue on a net basis. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers that has been recognized as of December 31, 2022. Interest income is outside of the scope of FASB ASC 606 and is recognized as earned, on a monthly basis. Effective November 1, 2022, the service and distribution agreements between the Company and NLIC were revised to include JNL and JNLNY. These agreements replaced the prior service and distribution agreements between the Company and JNL and JNLNY. For the period November 1, 2022 through December 31, 2022, the revenue related to the change in agreements is recorded on a net basis.

Prior to November 1, 2022, the Company provided broker-dealer services as a distributor of annuity products on behalf of JNL and JNLNY. This includes sales related revenues, where recognition is based on the underlying sales arrangement, and distribution services, where revenue was recognized as the services were provided. The Company accounted for revenue in accordance with FASB ASC 606, Revenue from Contracts with Customers. In accordance with the Company's distribution agreement with JNL and JNLNY, these revenues were determined based on the costs incurred to provide the services. As there was low predictive value to these costs at contract inception, the Company considers the transaction price to be constrained, variable revenue within ASC 606. The uncertainty was dependent on future distribution metrics such as sales and the expenses incurred to provide the distribution services, both of which were highly susceptible to factors outside the Company's influence. Services revenue was not estimable by the Company until distribution metrics are known, which generally occurred monthly. For the period January 1, 2022 through November 1, 2022, sales and distribution revenues were $862,017 and $27,483, respectively, and are reported in services fees. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers that has been recognized as of December 31, 2022.

Prior to November 1, 2022, the Company also earned revenues through reimbursements from JNL and JNLNY related to variable commission payments made on behalf of JNL and JNLNY while acting as an agent. The Company accounted for this revenue in accordance with FASB ASC 606. As the Company was not primarily responsible for fulfilling the sales on which these reimbursements were earned, they represented the agent of this relationship and recorded the associated revenue on a net basis.

All expenses are recognized in the period incurred.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique, due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall between different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1. Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.

Level 2. Unadjusted quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in Level 1 of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments	$ 994,051	$ -	$ -	$ 994,051
Assets at fair value	$ 994,051	$ -	$ -	$ 994,051

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed.

(4) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the Rule"). Accordingly, the Company is required to maintain minimum net capital, as defined under such provisions, of the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The minimum net capital requirement was $5,000 at December 31, 2022. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital.

On December 31, 2022, the Company exceeded the FINRA minimum net capital by $1,328,555. In addition, the Company's aggregate indebtedness was 3.4% of net capital. As such, both elements of the net capital requirements were met.

(5) Contingencies

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position.

The Company is subject to oversight by federal and state regulatory entities. Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or its affiliates, the Company cooperates with regulators.

(6) Related Party Transactions

Commissions and related fees are generated entirely from related parties. The Company has entered into agreements with Nationwide Retirement Solutions ("NRS"), Nationwide Fund Distributors LLC ("NFD"), NLIC, NLAIC, JNL, and JNLNY, all affiliated companies, whereby the Company acts as a broker-dealer and collects mutual fund service fee payments on behalf of these companies related to variable life and variable annuity. For the year ended December 31, 2022, commission revenue and related fees collected by the Company and passed through to affiliates were $173,527,082 and are reported net.

Commissions and related fees presented in the Company's Statement of Operations represent the amounts received from NLIC, under the terms of distribution and cost sharing agreements, to reimburse the Company for direct expenses incurred while acting as a collection agent for mutual fund service fee payments and as the general distributor of variable annuities and variable life products of NLIC and NLAIC. Periodically, management reviews the revenues of the Company to ensure they are sufficient to cover the Company's expenses incurred while providing the distribution services. Within the cost sharing agreement, NLIC has agreed to assume responsibility for expenses associated with operational and administrative services performed by NLIC on the Company's behalf. The Company does not record these expenses. Effective November 1, 2022, the agreements with NLIC were amended to include JNL and JNLNY.

Service fees were generated from broker-dealer services provided to JNL and JNLNY, which are related parties. The Company had cost sharing agreements with NMIC and other affiliates as part of its ongoing operations to service JNL and JNLNY. Expenses covered under the agreements were subject to allocation among NMIC and those affiliates. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed upon by participating companies. For the period January 1, 2022 through November 1, 2022, these expenses were $27,483 and are reflected in general and administrative expenses. This amount was settled in cash on a monthly basis.

As of December 31, 2022, the Payable to affiliates was $45,099. The Payable to affiliates is settled in cash on a monthly basis.

(7) Federal Income Taxes

For the year ended December 31, 2022, total federal income tax expense does not significantly differ from the amount computed by applying the U.S. Federal income tax rate of 21%. For the year ended December 31, 2022, total federal income tax benefit is comprised of $4,006 current tax benefit and $52 deferred tax expense. In 2022, the Company recognized a deferred tax asset in the amount of $698 for net operating loss carryforwards. The gross net operating loss carryforward was $3,323, which can be carried forward indefinitely.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Valuation allowances are established when necessary to reduce the deferred tax assets to amounts expected to be realized. Based on analysis at the NMIC consolidated federal income tax level, it is more likely than not that the results of future operations and the implementation of tax planning strategies will generate sufficient taxable income to enable the Company to realize the deferred tax assets for which the Company has not established valuation allowances.

The Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities through the 2018 tax year.

In August 2022, the Inflation Reduction Act of 2022 ("Act") was passed by the US Congress and signed into law. The Act includes a new Federal corporate alternative minimum tax ("CAMT"), effective in 2023, that is based on the adjusted financial statement income ("AFSI") set forth on the applicable financial statement ("AFS") of an applicable corporation. A corporation is an applicable corporation if its rolling average pre-tax AFSI over three prior years (starting with 2020-2022) is greater than $1 billion. For a group of related entities, the $1 billion threshold is determined on a group basis, and the group's AFS is generally treated as the AFS for all separate taxpayers in the group. Except under limited circumstances, once a corporation is an applicable corporation, it is an applicable corporation in all future years.

An applicable corporation is not automatically subject to a CAMT liability. The corporation's tentative CAMT liability is equal to 15% of its adjusted AFSI, and CAMT is payable to the extent the tentative CAMT liability exceeds regular corporate income tax. However, any CAMT paid would be indefinitely available as a credit carryover that could reduce future regular tax in excess of CAMT.

The controlled group of corporations of which the Company is a member has determined that it likely will be an applicable corporation in 2023. In making such determination, the group has made certain interpretations of, and assumptions regarding, the CAMT provisions of the Act. Nationwide does not consider its CAMT status when evaluating its deferred tax assets under the regular tax system. The US Treasury Department is expected to issue guidance throughout 2023 that may differ from the group's interpretations and assumptions and that could alter the group's determination.

For the year ended December 31, 2022, the Act did not impact the Company's total tax.

(8) Subsequent Events

The Company evaluated subsequent events through March 7, 2023, the date at which the financial statements were issued, and determined there are no additional items to disclose.

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2022

Computation of Net Capital

1.	Total equity from Statement of Financial Condition	$ 1,361,118
2.	Deduct member's equity not allowable for net capital	-
3.	Total member's equity qualified for net capital	1,361,118
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	1,361,118
6.	(Deductions) and/or charges:	
	A. Total nonallowable assets from Statement of Financial Condition	(7,682)
	B. Other (deductions) and/or charges	-
7.	Other additions and/or (credits)	-
8.	Net capital before haircuts on securities positions	1,353,436
9.	Haircuts on securities	(19,881)
10.	Net capital	$ 1,333,555

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of Line 19)	$ 3,007
12.	Minimum net capital requirement of reporting broker	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less line 13)	1,328,555
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 1,327,555

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 45,099
17.	Add drafts for immediate credit	-
18.	Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))	-
19.	Total aggregate indebtedness	$ 45,099
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)	3.4%

Schedule of Nonallowable Assets (Line 6A)

Deferred income tax	$ 698
Prepaid expenses and other assets	3,803
Accrued interest income	3,181
Total Line 6A	$ 7,682

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2022, which was filed on **January 26, 2023**.

See accompanying report of independent registered public accounting firm.

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2022

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2022

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Nationwide Investment Services Corporation:

We have reviewed management's statements, included in the accompanying Nationwide Investment Services Corporation 2022 Exemption Report (the Exemption Report), in which (1) Nationwide Investment Services Corporation (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
March 7, 2023



Nationwide Investment Services Corporation 2022 Exemption Report

Nationwide Investment Services Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provision of 17 C.F.R. § 240. 15c3-3(k)(1).

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k)(1) throughout the recent fiscal year ending December 31, 2022.

Nationwide Investment Services Corporation

We, Ewan Roswell and James Rabenstine, swear (or affirm) that, to the best of our knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Ewan Roswell

By: _____
40AFA17B4EC44FF...

Title: **AVP, Finance Controllership**

Date: 3/7/2023 | 7:03:13 AM PST

DocuSigned by:

James Rabenstine

By: _____
D190EA52B0A24B1...

Title: **VP, Chief Compliance Officer**

Date: 3/7/2023 | 11:07:34 AM PST

One Nationwide Plaza
Columbus, OH 43215-2220